CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

January 26, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  000-29870

CREAM MINERALS ANNOUNCES $1 MILLION

NON-BROKERED PRIVATE PLACEMENT

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to announce that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 2,500,000 units (the “Units”) at a price of $0.40 per Unit, for gross proceeds of up to $1,000,000.  Each Unit is comprised of one common share in the capital of Cream and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share of Cream for a period of 24 months from closing at an exercise price of $0.50 per share.  Insiders of Cream are subscribing for an aggregate 100% of the private placement.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day from the date of issuance.  No finders’ fees are due or payable for this private placement offering.

Proceeds from the non-brokered private placement will be used to continue silver-gold exploration at Cream’s Nuevo Milenio project in Mexico, to continue bulk sampling for diamonds at its Casierra project in Sierra Leone, and for general working capital.

For more information about Cream and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, MA, P. Eng.

 President & CEO

For further information please contact:

Investor Relations

 Tel:  (604) 687-4622;  Fax:  (604) 687-4212;  Toll Free: 1-888-267-1400;

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.